UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Calliditas Therapeutics AB (publ)

(Name of Subject Company)

Calliditas Therapeutics AB (publ)

(Name of Person Filing Statement)

American Depositary Shares, each representing two Common Shares,

quota value SEK 0.04 per share

Common Shares, quota value SEK 0.04 per share

(Title of Class of Securities)

13124Q106*

(CUSIP Number of Class of Securities)

Calliditas Therapeutics AB

Kungsbron 1, D5

SE-111 22 Stockholm, Sweden

Tel: +46 (0) 8 411 3005

Attn: Renée Aguiar-Lucander, Chief Executive Officer

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Joshua A. Kaufman, Esq. Sanjay M. Shirodkar, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020 (212) 335-4640	Dain Hård Nevonen Advokatfirman Vinge KB Smålandsgatan 20, Box 1703 111 87 Stockholm +46 (0)10 614 30 96

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing two (2) Common Shares.

On May 28, 2024, Calliditas Therapeutics AB (publ), a public limited company organized under the laws of Sweden (“Calliditas,” or the “Company”), issued a press release announcing an offer from Asahi Kasei Corporation (“Asahi Kasei”) to acquire all the outstanding shares of common stock, quota value of SEK 0.04 per share of Calliditas (the “Shares”) for SEK 208 in cash per Share (the “Offer”). The Offer also includes a concurrent offer by Asahi Kasei to acquire all outstanding American Depositary Shares of Calliditas, each representing two Shares (the “ADSs”) for SEK 416 in cash per ADS, which will be conducted pursuant to the securities rules of the United States. The total value of the Offer corresponds to SEK 11,164 million.1

Pursuant to the Offer, Asahi Kasei is expected to commence a tender offer on or around July 18, 2024 to acquire all of the outstanding Shares and ADSs of Calliditas.

Consideration for the ADSs will be paid in cash with U.S. dollars in an amount to be determined based on the SEK/USD exchange rate on the business day before the date on which Asahi Kasei makes the Offer consideration available to the settlement agent for settlement of the ADSs tendered into the Offer.

This Schedule 14D-9 filing consists of the following communications listed below related to the proposed Offer:

(i) Press Release, dated May 28, 2024 (Exhibit 99.1)

(ii) Correspondence to Employees, dated May 28, 2024 (Exhibit 99.2)

(iii) Correspondence to Partners and Suppliers, dated May 28, 2024 (Exhibit 99.3)

(iv) Presentation to Employees, dated May 28, 2024 (Exhibit 99.4)

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements concerning the Company, Asahi Kasei and the Offer that involve a number of risks and uncertainties. Words such as “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements, but other statements that are not historical facts may also be deemed to be forward-looking statements. In this communication, the Company’s forward-looking statements include statements about the parties’ ability to satisfy the conditions to the consummation of the Offer; statements about the expected timetable for the consummation of the Offer; the Company’s plans, objectives, expectations and intentions; and the financial condition, results of operations and business of the Company and Asahi Kasei. The forward-looking statements contained in this communication represent the judgment of the Company as of the date of this communication and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of the Company, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements; expectations for the Company’s commercial product and product pipeline, including addressable market size and growth, market adoption and revenue expectations; the Company’s reliance on collaborations with third parties; estimating the commercial potential of the Company’s development programs; the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general economic conditions and related uncertainties; dependence on customers’ capital spending policies and government funding policies; the effect of economic and political conditions and exchange rate fluctuations on international operations; use and protection of intellectual property; the effect of changes in governmental regulations; any natural disaster, public health crisis or other catastrophic event; the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to recent or pending acquisitions, including the Offer, may not materialize as expected; the possibility that the Offer may not be completed, or if it is completed, that it will close in a timely manner, uncertainty surrounding how many of our shareholders and ADS holders will participate in the Offer; the possibility of regulatory approvals required for the Offer not being timely obtained, if obtained at all, or being obtained subject to conditions; the possibility that any or all of the various conditions to the consummation of the Offer may not be satisfied or waived; the possibility that no compulsory redemption of the non-tendered Shares and ADSs may occur, in which case the non-tendering holders would own securities of a subsidiary of Asahi Kasei; the possibility that competing offers will be made; prior to the completion of the Offer, the Company’s business experiencing disruptions due to Offer-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, licensees, other business partners or governmental entities; difficulty retaining key employees; the outcome of any legal proceedings related to the Offer; and the parties being unable to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all. Additional important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company’s Annual Report on Form 20-F and subsequent interim reports on Form 6-K, which are on file with the SEC and available in the “Investors” section of the Company’s website, https://www.calliditas.se/en/investors/, under the heading “SEC Filings”, and in any subsequent documents Calliditas files or furnishes with the SEC. While Calliditas may elect to update forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to today.

1 Based on 53,672,069 Shares, being all 59,580,087 issued Shares less the 5,908,018 Shares held in treasury by Calliditas at the time of the announcement of the Offer. This also includes Shares represented by ADSs at the time of the announcement of the Offer.

Important Additional Information and Where to Find It

The tender offer referenced herein has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any common shares or American Depositary Shares of Calliditas or any other securities, nor is it a substitute for the tender offer materials that Asahi Kasei will file with the SEC. The terms and conditions of the tender offer will be published in, and the offer to purchase common shares and American Depositary Shares of Calliditas will be made only pursuant to, the offer document and related offer materials prepared by Asahi Kasei and filed with the SEC in a tender offer statement on Schedule TO at the time the tender offer is commenced. Calliditas intends to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS THEY MAY BE AMENDED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS OF CALLIDITAS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY, AND NOT THIS DOCUMENT, WILL GOVERN THE TERMS AND CONDITIONS OF THE TENDER OFFER, AND BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH PERSONS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON SHARES AND AMERICAN DEPOSITARY SHARES.

The tender offer materials, including the offer to purchase and the related letter of transmittal and certain other tender offer documents, and the solicitation/recommendation statement (when they become available) and other documents filed with the SEC by Asahi Kasei or Calliditas, may be obtained free of charge at the SEC’s website at www.sec.gov or the Company’s website at https://www.calliditas.se/en/investors/, or by contacting the Company’s investor relations department at ir@calliditas.com or contacting Asahi Kasei, through Georgeson, at asahi-kasei@georgeson.com. In addition, Asahi Kasei’s tender offer statement and other documents it will file with the SEC will be available at https://www.asahi-kasei.com/announcement/01.html.

Exhibit Index

Exhibit No.	Description

99.1	Press Release issued by Calliditas Therapeutics AB (publ), dated May 28, 2024
99.2	Correspondence to Employees, dated May 28, 2024
99.3	Correspondence to Partners and Suppliers, dated May 28, 2024
99.4	Presentation to Employees, dated May 28, 2024